

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Thomas Kinney
Chief Executive Officer
TK Star Design
220 Dupont Avenue
Newburgh, NY 12540

> **Re:** **TK Star Design**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 333-156457**

Dear Mr. Kinney:

We issued comments to you on the above captioned filing on October 1, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 29, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 29, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary B. Wolff, Esq.
        (212) 644-6498